UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

KKR FS Income Trust

(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

48255N 100

(CUSIP Number)

Michael C. Forman

KKR FS Income Trust

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

James A. Lebovitz, Esq.

Eric S. Siegel, Esq.

Clay Douglas, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Tel: (215) 994-4000

Fax: (215) 994-2222

June 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAMES OF REPORTING PERSONS Franklin Square Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 377,522.2099(1)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 377,522.2099(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,522.2099(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON PN

(1)	Includes 377,522.2099 Class I common shares of beneficial interest, par value $0.01 per share (the “Shares”), of KKR FS Income Trust (the “Fund”) held by FSH Seed Capital Vehicle I LLC (the “Seed Vehicle”), a wholly-owned special purpose financing subsidiary of Franklin Square Holdings, L.P. (“FSH”). As the direct parent of the Seed Vehicle, FSH may be deemed to have shared voting and dispositive power of the Shares held by the Seed Vehicle.

1	NAMES OF REPORTING PERSONS FSH Seed Capital Vehicle I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 377,522.2099
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 377,522.2099
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,522.2099
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS Michael C. Forman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 377,522.2099(2)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 377,522.2099(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,522.2099(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON IN

(2)	Includes 377,522.2099 Shares held by the Seed Vehicle, a wholly-owned special purpose financing subsidiary of FSH. Mr. Forman and Mr. Adelman each own equal interests in the general partner of FSH, the direct parent of the Seed Vehicle, and may be deemed to have shared voting and dispositive power of the Shares held by FSH and the Seed Vehicle.

1	NAMES OF REPORTING PERSONS David J. Adelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 377,522.2099(3)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 377,522.2099(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,522.2099(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON IN

(3)	Includes 377,522.2099 Shares held by the Seed Vehicle, a wholly-owned special purpose financing subsidiary of FSH. Mr. Forman and Mr. Adelman each own equal interests in the general partner of FSH, the direct parent of the Seed Vehicle, and may be deemed to have shared voting and dispositive power of the Shares held by FSH and the Seed Vehicle.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on May 31, 2023 (as amended to date, the “Statement”), relating to the common shares of beneficial interest, par value $0.01 per share (the “Shares”), of KKR FS Income Trust (the “Fund”), a Delaware statutory trust that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, with its principal executive offices located at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Item 3.	Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” is hereby amended and restated in its entirety as follows:

“On July 21, 2022, the Seed Vehicle made a capital commitment to invest an aggregate of $10,000,000 in Class I Shares pursuant to private placement transactions under the exemption provided by Section 4(a)(2) of the U.S. Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder (the “Seed Commitment”).

On July 25, 2022, in connection with the Seed Commitment, the Seed Vehicle paid approximately $571,429 to purchase approximately 22,857.14 Class I Shares at $25.00 per Share (the “July 2022 Investment”).

On August 8, 2022, in connection with the Seed Commitment, the Seed Vehicle paid approximately $285,714 to purchase approximately 11,428.57 Class I Shares at $25.00 per Share (the “August 2022 Investment”).

On October 27, 2022, in connection with the Seed Commitment, the Seed Vehicle paid approximately $285,714 to purchase approximately 11,428.57 Class I Shares at $25.00 per Share (the “October 2022 Investment”).

On November 17, 2022, in connection with the Seed Commitment, the Seed Vehicle paid approximately $285,714 to purchase approximately 11,428.57 Class I Shares at $25.00 per Share (the “November 17, 2022 Investment”).

On November 29, 2022, in connection with the Seed Commitment, the Seed Vehicle paid approximately $285,714 to purchase approximately 11,428.57 Class I Shares at $25.00 per Share (the “November 29, 2022 Investment” and, together with the November 17, 2022 Investment, the “November 2022 Investments”).

On December 15, 2022, in connection with the Seed Commitment, the Seed Vehicle paid approximately $142,857 to purchase approximately 5,714.29 Class I Shares at $25.00 per Share (the “December 15, 2022 Investment”).

On December 19, 2022, in connection with the Seed Commitment, the Seed Vehicle paid approximately $142,857 to purchase approximately 5,714.29 Class I Shares at $25.00 per Share (the “December 19, 2022 Investment” and, together with the December 15, 2022 Investment, the “December 2022 Investments”).

On February 14, 2023, in connection with the Seed Commitment, the Seed Vehicle paid approximately $285,714 to purchase approximately 11,428.57 Class I Shares at $25.00 per Share (the “February 2023 Investment”).

On March 27, 2023, in connection with the Seed Commitment, the Seed Vehicle paid approximately $2,285,714 to purchase approximately 91,428.57 Class I Shares at $25.00 per Share (the “March 2023 Investment”).

On May 30, 2023, in connection with the Seed Commitment, the Seed Vehicle paid approximately $285,714 to purchase approximately 10,925.98 Class I Shares at $26.15 per Share (the “May 2023 Investment”).

On June 30, 2023, in connection with the Seed Commitment, the Seed Vehicle paid $5,142,857.13 to purchase approximately 183,739.09 Class I Shares at $27.99 per Share (the “June 2023 Investment” and, together with the July 2022 Investment, the August 2022 Investment, the October 2022 Investment, the November 2022 Investments, the December 2022 Investments, the February 2023 Investment, the March 2023 Investment and the May 2023 Investment, the “Investments”).

Under the terms of the Fund’s declaration of trust (as amended and restated from time to time), all Shares have equal rights as to voting. Except as may be provided by the Fund’s Board of Trustees (the “Board”) in setting the terms of classified or reclassified shares, the Shares have no preemptive, exchange, conversion, appraisal or redemption rights. In the event of the Fund’s liquidation, dissolution or winding up, each Share would be entitled to share pro rata in all of the Fund’s assets that are legally available for distribution after it pays all debts and other liabilities and subject to any preferential rights of holders of the Fund’s preferred shares, if any preferred shares are outstanding at such time. Subject to the rights of holders of any other class or series of shares, each Share will be entitled to one vote on all matters submitted to a vote of shareholders, including the election of trustees. Except as may be provided by the Board in setting the terms of classified or reclassified shares, and subject to the express terms of any class or series of preferred shares, the holders of the Shares will possess exclusive voting power. There is no cumulative voting in the election of the Fund’s trustees. Subject to the special rights of the holders of any class or series of preferred shares to elect trustees, each trustee of the Fund will be elected by a plurality of the votes cast with respect to such trustee’s election.

The Investments were paid from working capital of FSH.”

Item 4.	Purpose of Transaction.

“Item 4. Purpose of Transaction” is hereby amended and restated as follows:

“FSH directly (and indirectly through the Seed Vehicle) made the Seed Commitment and Investments in order to provide the Fund with sufficient capital to establish an initial portfolio of investments and, as the ultimate parent company of one of the joint owners and operators of the Fund’s investment adviser, to demonstrate the alignment of its interests with those of Fund shareholders.

The descriptions of the contributions and the transactions contained in Item 3 are hereby incorporated by reference into this Item 4.

Mr. Forman is the Chairman and chief executive officer of FSH, serves as Chairman and chief executive officer of the Fund and serves as Chairman, president and/or chief executive officer of certain of the firm’s other funds and affiliated investment advisers. Mr. Adelman is one of the founders of FSH and is the Vice Chairman of FSH. FSH is the ultimate parent company of one of the joint owners and operators of the Fund’s investment adviser, and the Seed Vehicle is a wholly-owned subsidiary of FSH. Messrs. Forman and Adelman each own equal interests in the general partner of FSH. In such roles, the Reporting Persons have engaged and will continue to engage in discussions with management, members of the Board and other representatives of the Fund, other security holders of the Fund and other persons from time to time with respect to various matters, including the Shares and the business and operations of the Fund.

The Reporting Persons intend to periodically review their respective investments in the Fund, and based on a number of factors, including the Reporting Persons’ respective evaluations of the Fund’s business prospects and financial condition, the market for the Class I Shares, general economic and stock market conditions and other investment opportunities, the Reporting Persons may acquire additional securities of the Fund or dispose of the Class I Shares reported herein through open market (to the extent available) or privately negotiated transactions in accordance with applicable securities laws.

Notwithstanding the foregoing, the Seed Vehicle has agreed to not transfer or otherwise dispose of its Seed Commitment or Class I Shares without the Fund’s prior written consent for a period ending on March 31, 2026.

Except as otherwise set forth herein or as disclosed in the Fund’s public filings with the Securities and Exchange Commission, the Reporting Persons do not have any current plans or proposals which would relate to or would result in any of the events or matters described in (a)—(j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons intend to review and analyze his or its investment in the Fund on a continuing basis. As a result of such review and analysis, a Reporting Person may, at any time and from time to time, plan and/or propose to effect and/or cause one or more actions relating to and/or resulting in one or more of the actions specified in (a)—(j) of Item 4 of Schedule 13D.”

Item 5.	Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” is hereby amended and restated as follows:

“(a)-(b) The Reporting Persons’ responses to Rows 11, 12 and 13 of the cover page of this Schedule 13D that relate to the aggregate number and percentage of Class I Shares beneficially owned by the Reporting Persons are incorporated herein by reference. The Reporting Persons’ responses to Rows 7, 8, 9 and 10 of the cover page of this Schedule 13D that relate to the number of Class I Shares as to which the Reporting Persons have sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference. The aggregate percentage of Class I Shares reported as beneficially owned by the Reporting Persons was calculated based on 3,232,724.6619 Class I Shares outstanding as of July 3, 2023, which constitute all of the issued and outstanding Shares as of July 3, 2023.

(c) Except as set forth herein, the Reporting Persons have not engaged in any transactions in the Shares during the past sixty days.

(d) Not applicable.

(e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” is hereby amended and restated as follows:

“Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

The Seed Vehicle has agreed to not transfer or otherwise dispose of its Seed Commitment or Class I Shares without the Fund’s prior written consent for a period ending on March 31, 2026.

Except as set forth in this Item 6 of this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Fund, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.”

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to Schedule 13D filed with the U.S. Securities and Exchange Commission on May 31, 2023).

3	Seed Subscription Agreement, dated as of July 21, 2022, between the Fund and the Seed Vehicle (incorporated by reference to Exhibit 99.3 to Schedule 13D filed with the U.S. Securities and Exchange Commission on May 31, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2023

FRANKLIN SQUARE HOLDINGS, L.P.

By:	/s/ Michael C. Forman
Name:Michael C. Forman
Title:Chief Executive Officer

FSH Seed Capital Vehicle I LLC

By:	Franklin Square Holdings, L.P., as Sole Member

By:	/s/ Michael C. Forman
Name:Michael C. Forman
Title:Chief Executive Officer

/s/ Michael C. Forman
Michael C. Forman

/s/ David J. Adelman
David J. Adelman